September 17, 2025

Holger Weis
Chief Executive Officer
Alaunos Therapeutics, Inc.
501 E. Las Olas Blvd., Suite 300
Fort Lauderdale, FL 33301

       Re: Alaunos Therapeutics, Inc.
           Amendment No. 1 to Registration Statement on Form S-3
           Filed September 9, 2025
           File No. 333-289748
Dear Holger Weis:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 2, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-3
General

1. We note your response to prior comment 1. Specifically, we note your statement that you are relying, in part, on General Instruction I.B.6 to Form S-3 to register the resale of common shares that are issuable pursuant to an equity line financing arrangement with Mast Hill Fund, L.P. However, given your public float and the maximum principal amount of shares issuable pursuant to the equity line financing arrangement, it does not appear that you are eligible to rely on General Instruction I.B.6 to Form S-
       3 for the proposed transaction. In this regard, we note the maximum principal amount of shares issuable pursuant to the equity line financing arrangement appears to have exceeded one-third of your public float at the time of execution of your Equity
       Purchase Agreement with Mast Hill Fund, L.P. Refer to Question 139.23 of the
 September 17, 2025
Page 2

       Securities Act Sections Compliance and Disclosure Interpretations, available on our website. Accordingly, please amend your registration statement as appropriate or otherwise advise.
       Please contact Jason Drory at 202-551-8342 or Jessica Dickerson at 202-551-8013
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:   Scott Doney, Esq.